UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Amendment to Loan Agreement with K2 HealthVentures LLC

On July 12, 2021, ASLAN Pharmaceuticals Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), and ASLAN Pharmaceuticals (USA) Inc., a Delaware corporation (“ASLAN USA”), as borrowers entered into a Loan, Guaranty, and Security Agreement (the “Loan Agreement”) with ASLAN Pharmaceuticals Pte. Ltd., a private company limited by shares formed under the laws of the Republic of Singapore (“ASLAN Singapore” and, together with the Company and ASLAN USA, each a “Loan Party” and, collectively, the “Loan Parties”), as guarantor, the lenders from time-to-time, party thereto, K2 HealthVentures LLC as administrative agent, and Ankura Trust Company, LLC as collateral agent, as amended by that certain First Amendment to the Loan, Guaranty and Security Agreement dated as of June 30, 2023. The Loan Agreement provides for up to $45.0 million of term loans in up to four separate tranches, including an initial $20,000,000 term loan funded at closing. To date, the Company has borrowed $25.0 million in aggregate, being the first and second tranches of term loans.

On December 6, 2023, the Company entered into an amendment (the “Second Amendment”) of the Loan Agreement pursuant to which the lenders agreed to extend the period under the Loan Agreement in which the Company is not required to make payments with respect to the outstanding principal amount (during which period interest payments continue to become due and payable in accordance with the terms of the Loan Agreement). The first date from which the Company is required to make monthly payments of principal is now January 1, 2025.

In addition, pursuant to the Second Amendment, (i) the Company made a payment of $12.0 million to the administrative agent, which has been applied to the outstanding principal under the Loan Agreement (the “Prepayment”) and (ii) the lenders and the administrative agent waived a prepayment fee of 2.0% that otherwise would have been required under the Loan Agreement with respect to the Prepayment. After giving effect to the Prepayment, $13.0 million of principal will remain outstanding under the Loan Agreement.

In connection with the Second Amendment, the lenders have received a lien on certain intellectual property owned by the Loan Parties, subject to customary exceptions.

A copy of the Second Amendment is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Second does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the impact of health epidemics or pandemics or the ongoing conflict between Ukraine and Russia as well as ongoing conflicts in the Middle East on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description
4.1

Second Amendment to Loan, Guaranty, and Security Agreement, dated as of December 6, 2023, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: December 8, 2023